EXHIBIT 99.1

Endeavour Silver Hosts Investor Day and Analyst Site Visit

VANCOUVER, British Columbia, Nov. 28, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) is pleased to announce the Company hosted an Investor Day at the Terronera project in Jalisco state, Mexico to showcase the project and construction progress to date. The event took place November 19-21, 2023, and brought together investors and analysts to receive an in-depth technical presentation and a guided site visit.

The event provided insights into the Company's growth strategy, corporate culture, financial goals, as well as a technical overview of Terronera. The event was hosted by CEO, Dan Dickson together with members of the Management team and technical teams.

A link to the investor day presentation in PDF format is available here and on the Company's website, under the Investor Relations page.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to achieve its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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